Radisys Corporation
5435 N.E. Dawson Creek Drive
Hillsboro, Oregon 97124
Telephone: (503) 615-1100

April 26, 2018

Via EDGAR and E-Mail

Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Ms. Jan Woo

Re:    Radisys Corporation
Registration Statement on Form S-3 filed March 30, 2018
Amendment No. 1 filed April 26, 2018
(File Number 333-224046)

Dear Ms. Woo:
In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Radisys Corporation (the “Company”) hereby requests acceleration of the effectiveness of the Registration Statement described above at 12:00 p.m., Eastern time, on Monday, April 30, 2018, or as soon thereafter as is practicable.
Should you have any questions regarding this matter, please do not hesitate to call Amar Budarapu, counsel for the Company at (214) 978-3000, email address Amar.Budarapu@bakermckenzie.com.
Thank you for your attention to this matter.
Very truly yours,

Radisys Corporation

By: /s/ Jonathan Wilson
Jonathan Wilson
Chief Financial Officer

cc:    Amar Budarapu, Esq.
Baker & McKenzie LLP